Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	(Successor)		(Predecessor)
	For the year ended December 31, 2007	For the period from December 20,2006 to December 31, 2006	For the period from January 1, 2006 to December 19, 2006	For the year ended December 31,
				2005	2004	2003
Earnings:
(Loss) income from continuing operations before income taxes and minority interest	$(181.2)	$(4.0)	$59.0	$57.2	$(29.2)	$(5.2)
Add (less): Equity loss (earnings)	—	—	—	1.6	0.2	(0.8)
Add: Dividends	—	—	—	—	—	0.2

Sub-total:	(181.2)	(4.0)	59.0	58.8	(29.0)	(5.8)
Add: Total fixed charges (per below)	221.8	7.2	85.5	43.3	27.5	15.1
Less: Interest capitalized	6.2	—	2.5	1.3	0.4	0.2

Total earnings (loss) from continuing operations before income taxes and minority interest	$34.4	$3.2	$142.0	$100.8	$(1.9)	$9.1

Fixed Charges:
Interest expense, including interest capitalized	213.4	6.9	80.5	40.3	27.2	13.2
Portion of rental expense representative of the interest factor	8.4	0.3	5.0	3.0	2.3	1.9

Total fixed charges	$221.8	$7.2	$85.5	$43.3	$27.5	$15.1

Ratio of Earnings to Fixed Charges	(a )	(a )	1.7	2.3	(a )	(a )

(a)

For the year ended December 31, 2007, the period from December 20, 2006 to December 31, 2006 and for fiscal years 2004 and 2003 earnings were insufficient to cover fixed charges by $187.4, $4.0, $29.4 and $6.0, respectively.